Organigram becomes an official cannabis supplier to the Province of Ontario,
Canada’s largest adult recreational market

HIGHLIGHTS

  Agreement confirms Organigram’s position as a leading national provider for the adult recreational market 
  Brands selected by Province of Ontario include premium Edison Reserve offering

MONCTON, NEW BRUNSWICK –August 21, 2018 ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce that it has been approved as a supplier of cannabis for the province of Ontario.

Under the terms of the agreement with Ontario Cannabis Retail Corporation (OCRC), Organigram will provide the Province with 27 SKUs of products including dried flower, pre‐rolled product, cannabis oils and the premium offering of the Edison Reserve brand.

“We are proud to have the confidence of the OCRC and the opportunity to offer Ontarians a range of exceptional quality cannabis products,” says Tim Emberg, Organigram Vice President of Sales and Commercial Operations. “All of our products are developed with an outstanding customer experience in mind. We are excited to work with provincial regulators across the country, now including the Province of Ontario, to offer that experience to as many Canadians as possible.”

Organigram from east to west

Organigram has solidified its position as a national player for the adult recreational market with agreements across the country. In addition to the agreement with Ontario, Canada’s largest cannabis market, Organigram has final supply agreements/memorandums of understanding with the provinces of New Brunswick, Prince Edward Island, Manitoba and Alberta. Work continues in other priority markets, and announcements will be made in line with appropriate timelines.

“As a company, we have worked hard to establish strong working relationships across the country that support the successful launch – and long‐term success – of the adult use recreational market in Canada. Our arrangement with OCS represents the culmination of our collective efforts to date,” says Greg Engel, Organigram CEO.

“Our agreement with the Province Ontario is an important strategic milestone with significant impact for Organigram, but it also further galvanizes our ability to share our tremendous product experience and expertise with an even broader customer base.”

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest‐quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653